                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]   Form 40-F [ ]


       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

CAPITAL INVESTMENT OF SHINHAN BANK

       Under the reporting and disclosure rules of the Korea Stock Exchange and Financial Supervisory Service of Korea, Shinhan Bank ("SHB") should report its capital investment in 3rd party companies when the aggregate total amount of investment executed within the current fiscal year exceeds 2.5% of its total shareholder's equity. (When calculating the investment amount, the previously reported investment amount should be excluded.). With the additional capital investment in Samsung Corporation, Shinhan Bank's aggregate total amount of investment exceeded 2.5% of its total shareholder's equity on March 10, 2005.

       The following is a summary of the Shinhan Bank's capital investment from January 26, 2005 and March 10, 2005 that triggers SHB's disclosure requirement.

                                                                                                        Accumulated %
       Name of Company                                                             Acquisition Price   Ownership after
                                       Business Scope           Acquisition date         (KRW)         the acquisition
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Hanjin Shipping Co.              Maritime shipping            26-Jan-05            1,115,503,880              0.07
------------------------------ -------------------------------- ----------------- -------------------- -----------------
         SK Telecom                   Telecommunication            26-Jan-05              838,896,050              0.08
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Hanjin Shipping Co.              Maritime shipping            27-Jan-05              335,084,750              0.09
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         27-Jan-05            2,892,890,000              1.66
------------------------------ -------------------------------- ----------------- -------------------- -----------------
         SK Telecom                   Telecommunication            27-Jan-05              537,537,000              0.08
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         28-Jan-05              250,954,700              1.67
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction          1-Feb-05            2,303,335,030              1.77
------------------------------ -------------------------------- ----------------- -------------------- -----------------
       SK Corporation                   Oil refinery                1-Feb-05            1,653,033,380              1.97
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction          2-Feb-05            2,150,148,000              1.87
------------------------------ -------------------------------- ----------------- -------------------- -----------------
       SK Corporation                   Oil refinery                2-Feb-05            1,801,790,990              1.99
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction          3-Feb-05            1,149,148,000              1.92
------------------------------ -------------------------------- ----------------- -------------------- -----------------
       SK Corporation                   Oil refinery                3-Feb-05            1,088,042,950              2.01
------------------------------ -------------------------------- ----------------- -------------------- -----------------
         Samsung SDI             Digital display and energy         4-Feb-05            1,121,120,000              0.07
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction          4-Feb-05            3,206,789,580              2.06
------------------------------ -------------------------------- ----------------- -------------------- -----------------
       SK Corporation                   Oil refinery                4-Feb-05              540,540,000              2.01
------------------------------ -------------------------------- ----------------- -------------------- -----------------
       SK Corporation                   Oil refinery                7-Feb-05              485,885,400              2.02
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction          7-Feb-05           10,103,285,450              2.49
------------------------------ -------------------------------- ----------------- -------------------- -----------------
       SK Corporation                   Oil refinery               11-Feb-05            1,071,170,100              2.04
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         11-Feb-05            7,406,267,860              2.81
------------------------------ -------------------------------- ----------------- -------------------- -----------------
      Korea Road Infra                Asset Management             14-Feb-05            5,264,200,667              7.94
------------------------------ -------------------------------- ----------------- -------------------- -----------------
       SK Corporation                   Oil refinery               14-Feb-05              525,792,260              2.04
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         14-Feb-05            7,469,294,332              3.14
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         15-Feb-05            1,492,652,661              3.20
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         16-Feb-05           12,195,284,100              3.72
------------------------------ -------------------------------- ----------------- -------------------- -----------------
           LG Chem                 Chemicals and polymers          17-Feb-05            4,104,100,000              0.35
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         17-Feb-05            1,521,520,000              3.78
------------------------------ -------------------------------- ----------------- -------------------- -----------------
         Kimho Tires                   Tire production             17-Feb-05            3,533,404,200              0.04
------------------------------ -------------------------------- ----------------- -------------------- -----------------
            Orion                  Food and entertainment          18-Feb-05              294,043,750              0.04
------------------------------ -------------------------------- ----------------- -------------------- -----------------

                                                                                                        Accumulated %
       Name of Company                                                             Acquisition Price   Ownership after
                                       Business Scope           Acquisition date         (KRW)         the acquisition
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         18-Feb-05            1,531,530,000              3.85
------------------------------ -------------------------------- ----------------- -------------------- -----------------
            Orion                  Food and entertainment          21-Feb-05              231,231,000              0.08
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         21-Feb-05            1,621,620,000              3.91
------------------------------ -------------------------------- ----------------- -------------------- -----------------
            Orion                  Food and entertainment          22-Feb-05              109,474,360              0.09
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         22-Feb-05            1,571,570,000              3.98
------------------------------ -------------------------------- ----------------- -------------------- -----------------
            Orion                  Food and entertainment          23-Feb-05              135,952,310              0.11
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         23-Feb-05            1,526,525,000              4.04
------------------------------ -------------------------------- ----------------- -------------------- -----------------
            Orion                  Food and entertainment          28-Feb-05              237,573,330              0.15
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction          4-Mar-05            1,532,531,000              4.11
------------------------------ -------------------------------- ----------------- -------------------- -----------------
         3S C&F Co.                Real estate development          4-Mar-05              200,000,000             10.00
------------------------------ -------------------------------- ----------------- -------------------- -----------------
            Orion                  Food and entertainment           7-Mar-05              148,291,140              0.17
------------------------------ -------------------------------- ----------------- -------------------- -----------------
      Mewtel technology            Wireless communication           7-Mar-05              700,000,000             14.00
                                      solution provider
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction          9-Mar-05            1,462,380,920              4.17
------------------------------ -------------------------------- ----------------- -------------------- -----------------
     Samsung Corporation          Trading and Construction         10-Mar-05            1,457,118,660              4.23
------------------------------ -------------------------------- ----------------- -------------------- -----------------

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                              SHINHAN FINANCIAL GROUP CO., LTD.


                              By  /s/ Byung Jae Cho
                              ---------------------------------------------
                              Name:  Byung Jae Cho
                              Title: Chief Financial Officer


Date: March 11, 2005